August 12, 2008
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Mr. Mark Kronforst, Accounting Branch Chief
          Mail Stop 4561
VIA EDGAR

Re:	StarTek, Inc. Form 10-K for the Fiscal Year ended December 31, 2007 Filed February 29, 2008 Definitive Proxy Statement on Schedule 14A Filed March 20, 2008 File No. 001-12793
Dear Mr. Kronforst:
On behalf of StarTek, Inc., a Delaware corporation (the “Company”), we hereby respond to the Staff’s comment letter dated July 29, 2008. This letter contains the responses to the Staff’s comments. The comments in the comment letter have been reproduced here in italics and the Company’s responses are detailed under those comments.
Form 10-K for Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
1.	We note from the risk factor disclosure that StarTek experienced significant turnover in executive management and that StarTek has closed and opened several facilities, though the driving forces behind these changes and the restructurings are not fully addressed in Management’s Discussion and Analysis. Please tell us what consideration you gave to providing a more complete discussion of these matters in MD&A.
Registrant’s Response:
The Company will, from time to time, open and close facilities and make organizational changes, to position the Company for long-term success. It is the nature of our business to routinely evaluate performance at each of our facilities. We endeavor to achieve site optimization and in doing so, assess underperforming locations and take necessary actions to improve site results.

If local economic conditions, prevailing wage rates, or other factors, negatively impact the long-term financial viability of a location, management will from time to time make the decision to close a facility. Likewise, management is continually in pursuit of opportunities to open new locations in economically viable geographic markets in order to improve profitability and grow the business. The Company acknowledges that additional disclosure regarding the underlying business factors, which drive our decisions to open and close facilities, would be helpful in enhancing the readers’ understanding of our business and financial information. In future filings, the Company will expand its discussion of the drivers behind its business decisions in light of the Staff’s comment. See, for example, the Form 10-Q we recently filed for the quarter ended June 30, 2008 in which we included information regarding these underlying business factors as it relates to impairment and restructuring charges incurred during the quarter ended June 30, 2008.
Liquidity and Capital Resources, page 15
2.	You disclose that cash flows from operating activities is the principal source of liquidity, yet your discussion of operating cash flows is limited and is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. In this regard, we note that there were material changes in several working capital line items, however, you have not disclosed why these changes occurred and how they impacted operating cash flows. For example, we note that your current disclosure only indicates that the change in operating cash flows is due to the “timing and size of changes in operating assets and liabilities.” When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you concluded that your disclosures provide a sufficient basis for readers to analyze the changes to your operating cash flows and how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.
Registrant’s Response:
We note your comment and have reviewed the referenced regulations. The Company believes that the significant driver of its net cash provided by operating activities, aside from net income (loss) explained in our discussion of results of operations, are timing differences associated with our collection of receivables or payment of payables, plus changes in depreciation expense which result from our investment in property, plant and equipment. These timing differences are neither the result of any fundamental change in the underlying business model, nor a change in the quality of our accounts receivable during the periods covered. With respect to changes in depreciation expense resulting from investments in property, plant and equipment, we attempted to address the underlying drivers of those changes in our discussion of net cash used in investing activities. Nonetheless, the Company acknowledges that additional disclosure regarding the underlying reasons for changes in working capital items that affect operating cash flows would be helpful to enhance the readers’ understanding of our cash flow position.

In future filings, the Company will enhance its discussion of the underlying drivers and material factors relating to its cash flows from operating activities in light of the Staff’s comment and the guidance in Section IV.B.1. of SEC Release 33-8350. See, for example, the Form 10-Q we recently filed for the quarter ended June 30, 2008 in which we provided additional disclosure regarding the underlying drivers related to our cash flows from operating activities.
3.	We also note your discussion of cash flows addresses fiscal years ended December 31, 2007 and 2006, but does not address 2005. Please explain to us how you considered Instruction 1 to paragraph 303(a) of Regulation S-K.
Registrant’s Response:
In future annual reports on Form 10-K, we will include a discussion of cash flows providing a year-to-year comparison for each of the years in the prior three-year period covered by the financial statements included in the Form 10-K.
Critical Accounting Policies and Estimates
Investments, page 19
4.	Your disclosures indicate that investments are evaluated for other-than-temporary impairment in accordance with the provisions of EITF 03-1. Please note that this pronouncement has been nullified by FASB Staff Position Nos. FAS 115-1 and FAS 124-1. Accordingly, please tell us how you considered these positions when evaluating your investments.
Registrant’s Response:
The Company reviewed FASB Staff Position Nos. FAS 115-1 and FAS 124-1. We evaluated our investments for other-than-temporary impairments in accordance with the provisions of FASB Staff Position Nos. FAS 115-1 and FAS 124-1 and no investments were determined to be other than temporarily impaired during 2007, 2006 or 2005. The conclusions disclosed in our Form 10-K remain the same in consideration of FAS 115-1 and FAS 124-1. In future filings, we will modify our policy to include that our investments are evaluated for other-than-temporary impairments pursuant to FAS 115-1 and FAS 124-1.
Item 8. Financial Statements and Supplementary Data
Note 15. Quarterly Financial Data (Unaudited), page 57
5.	We note you recorded impairment losses and restructuring charges in the quarters ended June 30, 2007 and September 30, 2007. Please tell us how you considered Item 302(a)(3) of Regulation S-K.

Registrant’s Response:
The Company reviewed Item 302(a)(3) of Regulation S-K and noted the requirement was to “describe the effect of any disposals of segments of a business, and extraordinary, unusual or infrequently occurring items”. The impairment losses and restructuring charges recorded in the quarters ended June 30, 2007 and September 30, 2007 were not disposals of segments of a business, and were not considered extraordinary, unusual or infrequently occurring. The impairment losses and restructuring charges that were recorded for the quarters ended June 30, 2007 and September 30, 2007 were considered to be part of the Company’s operations and accordingly, the Company included these charges in its determination of operating income (loss).
The Company acknowledges that disclosure of the effect of impairment losses and restructuring charges as selected quarterly financial data would be useful to the readers of the financial statements and footnotes. Accordingly, in future annual reports on Form 10-K, we will include the effect of impairment losses and restructuring charges in the Selected Quarterly Financial Data.
Item 9A. Controls and Procedures
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 30
6.	We note the disclosure here and in the March 31, 2008 10-Q that your principal executive and financial officers concluded that StarTek’s disclosure controls and procedures were effective and were reasonably designed to ensure that information required to be disclosed by it in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. This definition is more limited than the definition provided under Rule 13a-15(e) of the Exchange Act. Please confirm, if true, that your certifying officers also concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to StarTek’s management, including its principal executive and financial officers, to allow timely decisions regarding required disclosure. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 307 of Regulation S-K.
Registrant’s Response:
We hereby confirm that our certifying officers also concluded that our disclosure controls and procedures, at December 31, 2007 and March 31, 2008, were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers, to allow timely decisions regarding required disclosure. In addition, in future filings, we will conform our disclosure to comply with Item 307 of Regulation S-K. See, for example, the Form 10-Q we recently filed for the quarter ended June 30, 2008 in which we revised the language under Item 4 to comply with Item 307 of Regulation S-K.

Changes in Internal Control over Financial Reporting, page 31
7.	You state that there was no significant change during the most recently completed fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us, if true, that there were no such changes in your internal over financial reporting during your fourth fiscal quarter 2007. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K.
Registrant’s Response:
We hereby confirm that there were no changes in our internal control over financial reporting during our fourth quarter of 2007 that materially affected, or is reasonably likely to materially affect our internal control over financial reporting. In addition, in future filings we will omit any reference to “significant” changes in order to comply with Item 308(c) of Regulation S-K (consistent with the language we have provided in response to Item 308(c) of Regulation S-K in our recent Form 10-Q filings).
Signatures, page 59
8.	The report must be signed by, among others, your controller or principal accounting officer. Refer to General Instruction D.(2)(a) of Form 10-K. Please tell us who is signing in the capacity of controller or principal accounting officer.
Registrant’s Response:
David G. Durham, our Executive Vice President, Chief Financial Officer and Treasurer, also signs in his capacity as our principal accounting officer, although his title does not contain the words “principal accounting officer”. In future Form 10-Ks and Form 10-Qs, we will insert a parenthetical reference to the capacities in which each officer is signing. See, for example, the Form 10-Q we recently filed for the quarter ended June 30, 2008 in which we added “(principal financial and accounting officer)” after Mr. Durham’s title below his signature.
Definitive Proxy Statement on Schedule 14A filed March 20, 2008
Compensation Discussion and Analysis
How Individual Forms of Compensation are Structured and Implemented to Reflect the Named Executive Officer’s Individual Performance and Contribution, page 11
9.	You provide minimal discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the Committee. The compensation discussion and analysis should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, consider disclosing the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation and, if applicable, how they were weighed and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Registrant’s Response:
The individual performance portion of the incentive compensation awards was based upon individual attainment of individual goals, as described in our Compensation Discussion and Analysis. These goals were extremely specific and varied by individual. As described in our Compensation Discussion and Analysis, examples of these goals included milestones such as bookings goals or site operational performance goals. In 2008, the Company structured the individual performance portion of the incentive compensation awards for named executive officers such that all named executive officers will have the same performance metrics. In future filings, the Company will provide more detail with respect to individual performance goals and the extent to which they were achieved.
10.	The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note wide disparities in Mr. Jones’ bonus, stock and option awards granted in fiscal 2007 as compared to other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.
Registrant’s Response:
The differences in the amount and type of compensation among the named executive officers (“NEOs”), including our President and Chief Executive Officer, do not result from the application of different policies to individual NEOs. Instead, the differences in compensation noted in the comment are a product of differences in roles and levels of responsibility and the need to respond to marketplace compensation levels for those different roles. Executives who have responsibilities comparable to Mr. Jones, who is our President and Chief Executive Officer, typically have higher salaries, bonus targets and long-term incentives than other executives. That is generally the case with the companies against which we benchmarked executive compensation. As a result, applying the same compensation policies to each named executive officer resulted in higher compensation for Mr. Jones compared to the other named executive officers. In future filings, in the event there are different policies used, or if the application of the policies vary, in determining the individual compensation level of any of the NEOs, the Company will provide an expanded discussion of the factors influencing that result.
The Role of Executive Officers in Determining Compensation, page 13
11.	Future filings should elaborate on the role of Mr. Jones in compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not he makes recommendations to the Committee relating to measures, targets and similar items that affect his compensation and the extent to which he attends Committee meetings or meets with the consultants used by the Committee.

Registrant’s Response:
The disclosure under “The Role of Executive Officers in Determining Compensation” describes the extent to which Mr. Jones participates in crafting compensation packages for executive officers. As we disclosed, Mr. Jones and our Senior Vice President of Human Resources supply performance evaluations of our executive officers to the Compensation Committee, and also make recommendations regarding base pay increases and short-term incentives for our executive officers. During fiscal 2007, this was the only involvement Mr. Jones had in recommending executive compensation. In future filings, when we describe the extent to which Mr. Jones is involved in crafting compensation packages for our executives, we will include additional information Mr. Jones’ participation in Committee meetings and his interaction with the consultants used by the Committee.
*     *     *     *     *
As specifically requested by the Commission, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please don’t hesitate to contact me at (303) 262-4149. Thank you for your time and consideration.
Sincerely,
/s/ David G. Durham
David G. Durham
Executive Vice President, Chief Financial Officer and
Treasurer

cc:	A. Laurence Jones, President and Chief Executive Officer
D. Michael Clayton, General Counsel
Board of Directors of StarTek, Inc.
Amy Seidel, Partner — Faegre and Benson LLP (Outside Legal Counsel)
William Trainor, Partner — Ernst & Young, LLP (Independent Audit Firm)